444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2022-03

PolyMet Mining reports results for year ended December 31, 2021

St. Paul, Minn., March 17, 2022 - PolyMet Mining Corp. TSX: POM; NYSE American: PLM, today reports it has filed its financial results for the year ended December 31, 2021, and provides a first quarter 2022 business update.

"Soaring global demand for clean energy- and electric vehicle-dependent metals such as copper, nickel, and cobalt, and supply chain realities laid bare by recent events in Eastern Europe make us keenly aware of our obligation to produce these critical minerals in Minnesota responsibly and as quickly as possible," said Jon Cherry, chairman, president and CEO. "We urge our government to embrace safe mining of these critical natural resources to expand clean energy and decarbonization efforts in the U.S."

PolyMet made considerable progress in 2021 as several significant legal challenges by opponents were resolved or significantly narrowed in scope, Cherry said. He cited as two examples a ruling by the state Supreme Court in early 2021 that restored PolyMet's dam safety permits and the reactivation of the air permit in December by the Minnesota Pollution Control Agency after it fulfilled the requirements of a Minnesota Court of Appeals ruling.

Progress has continued in 2022 as the Minnesota Court of Appeals in January affirmed nearly all aspects of the company's water discharge permit for the NorthMet Project. Importantly, the court found that water quality standards of the State of Minnesota and Fond du Lac Band of the Lake Superior Chippewa will not be violated as a result of the NorthMet Project.

The water discharge permit is one of only three permits that remain on hold pending additional process, which is anticipated to be largely addressed this year. These are:

  Federal wetlands (Section 404) permit - a 401a2 hearing by the U.S. Army Corps of Engineers is planned in early May to determine if the project "will affect" water quality within the reservation boundaries of the Fond du Lac Band. The State of Minnesota concluded during environmental review and permitting that the project does not affect water quality before reaching the reservation, which is 110 river miles downstream;

  Permit to Mine - a contested case hearing by the Minnesota Department of Natural Resources on the effectiveness of bentonite clay at the tailings impoundment is anticipated in the second or third quarter of this year. Several preliminary hearings already have been held; and

  Water discharge (NPDES/SDS) permit - the Minnesota Court of Appeals ruled that the Minnesota Pollution Control Agency must consider whether any discharges are the "functional equivalent" of a direct surface water discharge. The ruling stems from a U.S. Supreme Court ruling unrelated to PolyMet and issued more than a year after PolyMet's permit was issued. This functional-equivalence analysis, known as the "Maui" test, is expected to be completed this year and to affirm earlier conclusions.

  To date, PolyMet has received favorable decisions in all six cases that have reached final conclusion - four federal and two state.

Key Balance Sheet Statistics

(In '000 US dollars)

	December 31, 2021	December 31, 2020
Cash	$2,958	$3,554
Working capital [1]	(17,609)	(15,241)
Total assets	468,126	460,714
Total liabilities	110,519	91,075
Shareholders' equity	$357,607	$369,639
[1] Deficiency due to the $17.7 million promissory note which was repaid in February 2022 as part of a new funding agreement with Glencore to provide up to $40 million during 2022.

Key Income and Cash Flow Statement Statistics

(in '000 US dollars, except per share amounts)

	Year ended December 31, 2021	Year ended December 31, 2020
General & administrative expense	$12,810	$20,077
Other (Income) expenses:
Finance income & other	(2,872)	(3,293)
Non-cash rehabilitation accretion	1,934	2,083
Non-cash debt accretion and interest	3,697	1,963

Loss for the period:	15,569	20,830
Loss for the period ($/share)	0.15	0.21

Cash used in investing activities	$6,859	$8,592

Weighted average shares outstanding	100,873,906	100,663,439

  Loss for the year ended December 31, 2021, was $15.6 million compared with $20.8 million for the prior year. The decrease was primarily due to lower spend on Project studies and evaluation of the mineral resource partially offset by higher interest expense and insurance premiums.
  Capital expenditures for the year ended December 31, 2021, was $6.9 million compared with $8.6 million for the prior year. The decrease was primarily due to lower expenditure on the NorthMet Project as the company awaits resolution of legal challenges to permits.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards. All amounts are in U.S. dollars. Copies can be obtained free of charge by contacting the company at 444 Cedar Street, Suite 2060, St. Paul, MN 55101, or by e-mail at info@polymetmining.com. Project developments described above are derived from these documents and should be read in conjunction with them.

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About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to have received permits within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium - metals vital to infrastructure improvements and global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., providing a much needed, responsibly mined source of these critical and essential metals.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2021, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.